UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Tingo Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55328R109
(CUSIP Number)

Kenneth I. Denos
11650 South State Street, Suite 240

Draper, UT 84020

Telephone: (385) 463-8168

Facsimile: (212) 671-1534

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A-2

CUSIP No. 55328R109
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Agri-Fintech Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 41,826,483(1)
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 41,826,483(1)
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,826,483(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.29%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Excludes 33,687.21 shares of Series B Preferred Stock (“Preferred Stock”) that, subject to the occurrence of certain conditions, are convertible into 336,872,138 shares of common stock. If the shares of Preferred Stock beneficially held by the Reporting Persons are converted into common stock, the Reporting Persons would beneficially hold, in the aggregate, 378,698,621 shares of common stock, or 65.43% of the issued and outstanding common stock of the issuer.

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SCHEDULE 13D/A-2

CUSIP No. 55328R109
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Dozy Mmobuosi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 41,826,483(1)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 41,826,483(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,826,483(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.29%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(2)	Excludes 33,687.21 shares of Series B Preferred Stock (“Preferred Stock”) that, subject to the occurrence of certain conditions, are convertible into 336,872,138 shares of common stock. If the shares of Preferred Stock beneficially held by the Reporting Persons are converted into common stock, the Reporting Persons would beneficially hold, in the aggregate, 378,698,621 shares of common stock, or 65.43% of the issued and outstanding common stock of the issuer.

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons identified herein to report a change in the Reporting Persons’ beneficial holdings of the issuer. The initial filing by the Reporting Persons (as subsequently amended) related to the acquisition of 25,783,675 shares of common stock (the “Common Stock”) and two series of convertible preferred stock (“Preferred Stock”) of Tingo Group, Inc., a Delaware corporation (the “Company”) by Agri-Fintech Holdings, Inc., a Nevada corporation controlled by Dozy Mmobuosi (“AFHI”). The Common Stock and Preferred Stock was acquired by AFHI in connection with the sale of Tingo Mobile Limited, AFHI’s then wholly-owned subsidiary, to the Company pursuant to a Second Amended and Restated Agreement and Plan of Merger entered into on October 6, 2022, among AFHI, the Company, and representatives of each of the shareholders of AFHI and the Company (“Merger Agreement”). Pursuant to the Merger Agreement, the Company issued to AFHI the Common Stock, as well as the Preferred Stock (Series A Preferred Stock and Series B Preferred Stock) that are or may be convertible into additional shares of Company common stock based on the fulfillment of certain conditions set forth in the Merger Agreement and further summarized below.

On July 26, 2023, AFHI received 26,042,808 additional shares of Common Stock pursuant to the conversion of the Company’s Series A Preferred Stock. AFHI still holds 33,687.21 shares of Series B Preferred Stock (“Series B Preferred Stock”) that, upon the occurrence of certain conditions, are convertible into an additional 336,872,138 shares of Company Common Stock. If the shares of Series B Preferred Stock beneficially held by the Reporting Persons are converted into common stock, the Reporting Persons would beneficially hold, in the aggregate, 378,698,621 shares of common stock, or 65.43% of the issued and outstanding common stock of the Company.

On October 16, 2023, AFHI sold 10,000,000 shares of Company Common Stock.

The principal executive offices of the Company are located at 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645.

Item 2. Identity and Background

This statement is being filed jointly by: AFHI and Dozy Mmobuosi (hereafter, collectively, the “Reporting Persons”).

AFHI is a Nevada corporation that is a holding company for interests in businesses in the Agri-Fintech space. AFHI’s principal office is located at 11650 South State Street, Suite 240, Draper, UT 84020. Mr. Mmobuosi is the principal beneficial shareholder of AFHI and serves as its principal executive officer.

Mr. Mmobuosi is the Chief Executive Officer of AFHI and its principal beneficial shareholder. Mr. Mmobuosi’s business address is c/o AFHI at 11650 South State Street, Suite 240, Draper, UT 84020. Mr. Mmobuosi is a citizen of Nigeria.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A is the name, business address, principal present occupation and citizenship of Mr. Mmobuosi, who is the principal control person of AFHI.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

The source of the consideration provided for the Common Stock and the Preferred Stock described herein was the sale of Tingo Mobile Limited to the Company in connection with the Merger Agreement as described under Item 1 above.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock and Preferred Stock reported herein in connection with the Merger Agreement. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock of the Company, the business affairs and financial condition of the Company and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Company through, among other things, the purchase or sale of Common Stock in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

It is anticipated that the Reporting Persons may, from time to time, have discussions with other members of management, the board of directors, and other stockholders of the Company. The Reporting Persons intend to monitor and evaluate the Company’s business, corporate governance and financial performance, to monitor efforts by management to increase stockholder value and to be available to management to the extent that the Company may benefit from the experience of the Reporting Persons. The Reporting Persons also may seek in the future to have one or more additional representatives appointed or elected to the board of directors of the Company or to propose other matters for consideration and approval by the Company’s stockholders or board of directors. The Reporting Persons also may decide in the future to propose a transaction whereby all or a portion of the Company be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Company in a negotiated transaction or otherwise. If the Reporting Persons or any of their affiliates should acquire control of the Company, it or its affiliates may transfer all or part of the Company to affiliated or unaffiliated persons.

None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5. Interests in Securities of the Issuer

(a)                The Reporting Persons beneficially own 41,826,483 shares of Common Stock in the aggregate, which represent approximately 17.29% of the issued and outstanding shares of Common Stock of the Company. If all of the shares of Series B Preferred Stock are converted into Company Common Stock, the Reporting Persons would beneficially own 378,698,621 shares of Company Common Stock, representing 65.43% of the Company’s issued and outstanding shares of Common Stock.

(b)                The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 41,826,483 shares of Common Stock, which represent approximately 17.29% of the outstanding shares of Common Stock. If the Series B Preferred Stock were converted, the Reporting Persons would have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 378,698,621 shares of Common Stock, which would represent approximately 65.43% of the outstanding shares of Common Stock.

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(c)                During the past 60 days, none of the Reporting Persons have purchased any shares of the Company.

(d)                No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

None.

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Item 7. Materials to be filed as Exhibits.

Exhibit A. Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGRI-FINTECH HOLDINGS, INC.

By: /s/ Dozy Mmobuosi*
 Name: Dozy Mmobuosi

Title:   CEO

DOZY MMOBUOSI

By: /s/ Dozy Mmobuosi*

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons who are signatories below of a statement on Schedule 13D/A-2 or any amendments thereto, with respect to the common stock of Tingo Group, Inc. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on October 26, 2023.

AGRI-FINTECH HOLDINGS, INC.

By: /s/ Dozy Mmobuosi*

Name: Dozy Mmobuosi

Title: CEO

DOZY MMOBUOSI

By: /s/ Dozy Mmobuosi*

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